                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2000

                               GENTIA SOFTWARE PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                Form 40-F
                      ----------                        -----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No          X
               -------------                      -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               Page 1 of 16 Pages

                        Exhibit Index Appears on Page 12

                               GENTIA SOFTWARE PLC
                                    FORM 6-K


                                TABLE OF CONTENTS

                                                                                                                      Page
Financial Information:

Condensed Consolidated Balance Sheets as of June 30, 2000 (Unaudited)
and December 31, 1999 (Audited)                                                                                          3

Condensed Consolidated Statements of Operations for the three months and
six months ended June 30, 2000 and 1999 (Unaudited)                                                                      4

Condensed Consolidated Statements of Cash Flows for the six months
Ended June 30, 2000 and 1999 (Unaudited)                                                                                 5

Notes to Condensed Consolidated Financial Statements (Unaudited)                                                         6

Management's Discussion and Analysis of Financial Condition and Results of Operations.                                   7

Exhibit             Index                                                                                               12
Exhibit A.          Second Quarter Press Release                                                                        13

                               GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                            JUNE 30,                 DECEMBER 31,
                                                                              2000                       1999
                                                                         ----------------          -----------------
                                                                          (UNAUDITED)                 (AUDITED)
                                                                                      (IN THOUSANDS)
                                                                                       US$                       US$

ASSETS
    Current assets:
           Cash and cash equivalents.....................................              $ -                    $2,968
           Accounts receivable, net of allowances........................           13,248                     7,757
                   Trade accounts receivable.............................           15,775                    11,214
                   Less: Allowance for doubtful debt.....................           (2,527)                   (3,457)
           Prepaid expenses and other current assets.....................            1,136                       559
                                                                            --------------              ------------
Total current assets.....................................................          $14,384                   $11,284

    Property and equipment, net..........................................            1,068                     1,153
    Purchased Software, net of amortization of $870
          (Dec 31, 1999 - $609)..........................................            1,739                     2,000
    Goodwill on acquisition, net of amortization of $2,608
          (Dec 31, 1999 - $2,286)........................................            5,360                     3,831
                                                                            --------------              ------------
Total assets.............................................................          $22,551                   $18,268
                                                                            ==============              ============

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
           Bank Overdraft.................................................          $1,142                       $ -
           Current portion of lease obligations...........................              74                        46
           Accounts payable...............................................           2,679                     2,784
           Accrued liabilities............................................           1,951                     2,624
           Deferred revenues..............................................           3,918                     3,259
           Other accounts payable.........................................             917                     1,289
           Short-term loans...............................................           1,103                     4,442
                                                                            --------------              ------------
Total current liabilities.................................................         $11,784                   $14,444


    Non current liabilities:
           Long-term portion of lease obligations.........................             102                       121
                                                                            --------------              ------------
Total Liabilities                                                                  $11,886                   $14,565


    Shareholders' equity:
           Ordinary shares................................................           2,980                     2,481
           Additional paid-in capital.....................................          35,222                    29,009
           Retained (deficit).............................................         (26,502)                  (26,695)
           Cumulative translation adjustment..............................          (1,035)                   (1,092)
                                                                            --------------              ------------
Total shareholders' equity................................................         $10,665                    $3,703
                                                                            --------------              ------------

Total liabilities and shareholders' equity................................         $22,551                   $18,268
                                                                            ==============              ============


                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                             THREE MONTHS ENDED               SIX MONTHS ENDED
                                                          ----------------------------------------------------------
                                                            JUNE 30,       JUNE 30,        JUNE 30,        JUNE 30,
                                                              2000           1999            2000            1999
                                                          ----------------------------------------------------------

                                                                  US$            US$             US$             US$

Revenues:
     License..............................................     $5,242         $2,366          $8,926          $4,660
     Services and other...................................      2,761          3,586           5,740           7,243
                                                          -----------    -----------     -----------     -----------
                                                                8,003          5,952          14,666          11,903

Cost of revenues:
     License..............................................        176            868             387           1,000
     Services and other...................................      1,619          2,303           3,258           4,918
                                                          -----------    -----------     -----------     -----------
                                                                1,795          3,171           3,645           5,918

Gross profit..............................................      6,208          2,781          11,021           5,985

Operating expenses:
     Sales and marketing..................................      4,104          4,778           6,705           8,436
     Research and development.............................        864          1,547           1,837           3,134
     General and administrative...........................        863          1,025           1,574           2,014
     Restructuring costs..................................          -          1,376               -           1,876
     Goodwill amortization................................        323            384             584             584
                                                          -----------    -----------     -----------     -----------
                     Total operating expenses.............      6,154          9,110          10,700          16,044


Income/(loss) from operations.............................         54         (6,329)            321         (10,059)
Other (expense)/income....................................        (38)            28            (128)             69
                                                          -----------    -----------     -----------     -----------
Income/(loss) before provision for income taxes...........         16         (6,301)            193          (9,990)

Provision for income taxes................................          -              -               -               -
                                                          -----------    -----------     -----------     -----------
Net income/(loss).........................................        $16        ($6,301)           $193         ($9,990)
                                                          ===========    ===========     ===========     ===========

Basic income/(loss) per share.............................      $0.00         ($0.62)          $0.02          ($0.98)
Diluted income/(loss) per share...........................      $0.00         ($0.62)          $0.01          ($0.98)

     Shares used to compute basic EPS.....................     12,044         10,214          11,388          10,205
     Shares used to compute diluted EPS...................     14,758         10,214          13,897          10,205


                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                             SIX MONTHS ENDED
                                                                              ---------------------- -- ----------------------
                                                                                    JUNE 30,                  JUNE 30,
                                                                                      2000                      1999
                                                                              ----------------------    ----------------------
                                                                                                (IN THOUSANDS)
                                                                                                US$                       US$

CASH FLOWS FROM OPERATING ACTIVITIES

         Net income/(loss)...........................................                          $195                   $(9,990)


         Adjustments to reconcile net income/(loss) to net cash
         utilized in operating activities:
                  Depreciation........................................                          318                       615
                  Goodwill amortization...............................                          518                       549
                  Gain on disposal of assets..........................                           (1)                       (2)
                  Loss on disposal of subsidiary......................                            -                         2
                  Changes in operating assets and liabilities:
                      Accounts receivable.............................                       (4,483)                     2,721
                      Provision for bad debts.........................                         (938)                       903
                      Prepaid expenses and other receivables..........                         (479)                       677
                      Accounts payable................................                         (157)                       571
                      Accrued liabilities and other expenses..........                       (1,184)                       590
                      Deferred revenues...............................                          659                        308
                                                                                  -----------------           ----------------
Net cash utilized in operating activities.............................                       (5,552)                    (3,056)
                                                                                  -----------------           ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:

                  Proceeds on sale of assets..........................                            1                         72
                  Forgiveness of debt on sale of subsidiary...........                            -                       (821)
                  Purchases of assets.................................                          (39)                      (373)
                                                                                  -----------------           ----------------
Net cash utilized in investing activities.............................                          (38)                    (1,122)
                                                                                  -----------------           ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:

                  Net proceeds on shares issued.......................                          760                         13
                  Short term loan acquired............................                          729                          -
                  Generation of capital lease obligations.............                           10                        104
                                                                                  -----------------           ----------------
Net cash provided by financing activities.............................                        1,499                        117
                                                                                  -----------------           ----------------

         Effect of exchange rate changes on cash......................                          (23)                       (87)
                                                                                  -----------------           ----------------

         Net (decrease) in cash.......................................                       (4,114)                    (4,148)

         Cash at beginning of period..................................                        2,968                      5,314
                                                                                  -----------------           ----------------

         Cash at end of period........................................                      ($1,146)                    $1,166
                                                                                  =================           ================


                             See accompanying notes

                               GENTIA SOFTWARE PLC
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Gentia Software plc (the "Company") is incorporated in England and Wales. The Company is a leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategic management and predictive decision making solutions.

BASIS OF PRESENTATION

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

INTERIM FINANCIAL INFORMATION

The financial information at June 30, 2000 and the results of operations for the three months and six months ended June 30, 2000, and 1999 are unaudited but include all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three month period ended June 30, 2000 are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. In accordance with SOP 98-1, the Company has capitalized computer software obtained for internal use.

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN EXCHANGE

The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average exchange rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

PER SHARE INFORMATION

Net income per share information is computed based on the weighted average number of shares outstanding, as described in FAS 128.

2 LITIGATION

In the opinion of management, there are presently no outstanding claims against the Company which are expected to materially effect its financial position.

3 ACQUISITION OF ebi SOLUTIONS LLC

On April 25, 2000 the Company purchased ebi Solutions LLC for a consideration of $1.95 million plus $50 expenses which was met by issuing 400,000 shares in Gentia Software plc to the partners of the limited liability company. ebi Solutions LLC was a privately held provider of eBusiness applications and services. The integration of Gentia's new product suite, thinkCRA and ebi's OASIS offers an advanced solution set encompassing the ability to analyze both online and offline commerce. The result is an intelligent and predictive solution that optimizes the ability to understand, respond to and manage customer relationships.

                               GENTIA SOFTWARE PLC

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 AND 1999

THREE MONTHS ENDED JUNE 30, 2000 AND THREE MONTHS ENDED JUNE 30, 1999.

REVENUES

Revenues were $8.0 million in the 3 months ended June 30, 2000, an increase of approximately 34% compared to revenues of $6.0 million for the 3 months ended June 30, 1999. License revenues were $5.2 million in the 3 months ended June 30, 2000, an increase of 122% compared to license revenues of $2.4 million for the 3 months ended June 30, 1999. The USA sales operation, achieved total license revenues of $1.2 million for the quarter. In addition $1.0 million license revenue was generated from the new Customer Relationship Analytic (CRA) division.

Services and other revenues were $2.8 million in the 3 months ended June 30, 2000 a decrease of approximately 23% compared to $3.6 million for the 3 months ended June 30, 1999. The decrease in service revenue on the second quarter of last year can in part be attributed to the sale of our South African and Australian operations during the second half of last year, combined with the reduction of direct professional services revenue as we focus on application specific, high margin business and the cancellation of maintenance on legacy products. Services and other revenue comprised 34.5% of total revenues for the three months ended June 30, 2000, compared to 60.2% for the three months ended June 30, 1999. The change is attributable to an increase in license revenue sales relative to total revenue.

GROSS PROFIT

Gross profit was $6.2 million or 77.6% of revenues for the 3 months ended June 30, 2000, compared to $2.8 million or 46.7% revenues for the 3 months ended June 30, 1999. The increase in gross margin is attributed to the higher level of direct license fee sales and the improved gross margins achieved on services and other revenue. Gross margins on services and other revenue increased from 35.8% for the three months ended June 30, 1999 to 41.4% for the same period in 2000. The increase is attributed to a focus on application specific, high margin business in the professional services division as well as the cost saving benefits from the restructuring of the support and maintenance services division.

SALES AND MARKETING

Sales and marketing costs were $4.1 million in the 3 months ended June 30, 2000, a decrease of 14.1% compared to $4.8 million in the 3 months ended June 30, 1999. During the quarter ended June 30,1999 an allowance for doubtful accounts of $1.7 million was made, excluding this amount from the costs results in sales and marketing costs of $3.1 million. Comparison on a like for like basis shows the current quarters costs having increased by approximately 32.3% on the corresponding quarter's costs from the prior year. This increase is largely attributable to the launch of thinkCRA, an increase in the number of revenue generating staff employed, the acquisition of ebi Solutions LLC and the establishemnt of a US sales force in the EPM division.

RESEARCH AND DEVELOPMENT

Research and development costs were $0.9 million in the 3 months ended June 30, 2000, lower than the $1.5 million recorded in the 3 months ended June 30, 1999. The decrease in research and development costs can be attributed to the costs savings as a result of a reduction in legal costs relating to the Arbour dispute and the consolidation of research facilities. The current research and development organization continues to focus on building the analytical applications that surround the Scorecard combined with developing our new Customer Relationship Analytic application. The Company's research and development expenditure is predominantly incurred in pounds sterling.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $0.9 million in the 3 months ended June 30, 2000, compared to $1.0 million for the 3 months ended June 30, 1999.

OTHER INCOME

Other income reduced from $28,000 in the three months ended June 30, 1999 to an expense of $38,000 in the three months ended June 30, 2000. Interest incurred relates to short term finance obtained during the three months ended.

                               GENTIA SOFTWARE PLC

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 AND 1999

SIX MONTHS ENDED JUNE 30, 2000 AND SIX MONTHS ENDED JUNE 30, 1999.

REVENUES

Revenues were $14.7 million in the 6 months ended June 30, 2000, an increase of approximately 23.2% compared to revenues of $11.9 million for the 6 months ended June 30, 1999. License revenues were $8.9 million in the 6 months ended June 30, 2000, an increase of 91.5% compared to license revenues of $4.7 million for the 6 months ended June 30, 1999. Improvement in the USA and Distributor operations combined with sales of the new thinkCRA products substantially gave rise to the increase in license revenues.

Services and other revenues were $5.7 million in the 6 months ended June 30, 2000 a decrease of approximately 20.8% compared to $7.2 million for the 6 months ended June 30, 1999. The decrease in service revenue on the 6 months ended June 30, 1999 can in part be attributed to the sale of our South African and Australian operations during the second half of last year, combined with the reduction of direct professional services revenue as we focus on application specific, high margin business and cancellation of maintenance on legacy products. Services and other revenue comprised 39.1% of total revenues for the six months ended June 30, 2000, compared to 60.9% for the six months ended June 30, 1999. The change is attributable to an increase in license revenue sales relative to total revenue.

GROSS PROFIT

Gross profit was $11.0 million or 75.1% of revenues for the 6 months ended June 30, 2000, compared to $6.0 million or 50.3% of revenues for the 6 months ended June 30, 1999. The increase in gross margin is attributed to the higher level of direct license fee sales and the improved gross margins achieved on services and other revenue. Gross margins on services and other revenue increased from 32.1% for the six months ended June 30, 1999 to 43.4% for the same period in 2000. The increase is attributed to a focus on application specific, high margin business in the professional services division as well as the cost saving benefits from the restructuring of the support and maintenance services division.

SALES AND MARKETING

Sales and marketing costs were $6.7 million in the 6 months ended June 30, 2000, a decrease of 20.5% compared to $8.4 million in the 6 months ended June 30, 1999. During the quarter ended June 30,1999 an allowance for doubtful accounts of $1.7 million was made, excluding this amount from the costs results in sales and marketing costs of $6.7 million. Therefore if costs are compared on a like to like basis, the current 6 months costs have remained unchanged from those of the same stage in the prior year, however included in the costs for the current 6 month period are costs relating to the launch of thinkCRA, an increase in number of revenue generating staff employed, the acquisition of ebi Solutions LLC and the establishment of a US sales force in the EPM division.

RESEARCH AND DEVELOPMENT

Research and development costs were $1.8 million in the 6 months ended June 30, 2000, lower than the $3.1 million recorded in the 6 months ended June 30, 1999. The decrease in research and development costs can be attributed to the costs savings as a result of a reduction in legal costs relating to the Arbour dispute and the consolidation of research facilities. The current research and development organization continues to focus on building the analytical applications that surround the Scorecard combined with developing our new Customer Relationship Analytic application. The Company's research and development expenditure is predominantly incurred in pounds sterling.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $1.6 million in the 6 months ended June 30, 2000, compared to $2.0 million for the 6 months ended June 30, 1999. The reduction in costs from the same period in the prior year is due to the centralization of the finance function in the United Kingdom, resulting in significant savings being made due to the closure of facilities and termination of regional staff.

OTHER INCOME

Other income decreased in the 6 months ended June 30, 2000 from $69,000 for the 6 months ended June 30, 1999 to an expense of $128,000. Interest expense incurred, relates to short-term finance that was obtained during the period, some of which was converted into equity on March 24, 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended the second quarter of 2000 with bank borrowing of $1.1 million compared to $3.0 million cash in the bank at December 31, 1999. In the six months ended June 30, 2000 the Company's operating activities consumed cash of $5.6 million compared to $3.1 million in the six months ended June 30, 1999.

Accounts receivable at June 30, 2000 were $13.2 million, an increase of 70.8% compared to $7.8 million at December 31, 1999. This reflects the increased levels of license revenue achieved in the first six months of 2000 of $8.9 million compared to $4.7 million in the first six months of 1999 and the extended credit terms given. Substantially all of the license deals booked in the second quarter of 2000, were booked in June with no corresponding cash collections.

Investing activities utilized $38,000 in the six months ended June 30, 2000 compared to the utilization of $1.1 million in the six months ended June 30, 1999. Investing activities in the current six months consisted of the purchase and sale of assets amounting to $38,000 compared to the prior years six months purchase of assets of $373,000 and the forgiveness of debt on the sale of the South African subsidiary of $821,000.

Financing activities generated $1.5 million in the six months ended June 30, 2000 compared to $117,000 in the six months ended June 30, 1999.

The Company's ability to satisfy its cash requirements for the remainder of the year is dependent on meeting certain projected revenue targets, cash collection targets, containing operating expenses and receiving additional equity investment. The Company has, at times in the past, been unable to meet similar targets, particularly license revenue targets. The Company is reliant on receiving additional investment and is actively pursuing a private placement of between $10 and $12 million for a portion of its 100% owned subsidiary thinkAnalytics. There can be no assurance that the Company will meet its projected revenue targets or that the equity investment will be received, the failure of the Company to do so (or to obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and the value of the Company's American Depositary Shares.

This Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Report (or incorporated herein by reference) regarding the Company's financial position and business strategy may constitute forward-looking statements. Although the Company believes that the expectations reflected in, and the assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are included in the documents filed by the Company with the Securities and Exchange Commission, including the matters contained in the caption "Business Factors" in the Company's most recent Annual Report on Form 20-F. In light of the foregoing, readers of this Report are cautioned not to place undue reliance on the forward-looking statements contained or incorporated by reference herein.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the six months ended June 30, 2000, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            GENTIA SOFTWARE plc




                                            By: /s/ Nicholas P.S. Bray

                                                Nicholas P. S. Bray
                                                Chief Financial Officer



Date:  October 5, 2000

EXHIBIT INDEX

                                                                    Page

Exhibit A            Second Quarter Press Release - (2000)           13